September 19, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Earnest Greene
Washington, DC 20549-7010
RE:	Red Trail Energy, LLC
Comment letter dated September 5, 2008
Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 0-52033
This letter is in response to the comment letter referenced above. We understand that Red Trail Energy LLC (“Company”) is responsible for the adequacy and accuracy of disclosures in its filings and that the comments received or changes in disclosure in response to comments received do not foreclose the Securities and Exchange Commission (“SEC”) from taking action with respect to these filings. Further, we understand that the Company cannot assert the comments received as defense in any proceeding initiated by the SEC or any person under the federal laws of the United States.
We have incorporated the questions from the Staff’s letter into this response letter for convenience:
Contractual Obligations and Commercial Commitments, page 25
2. Please revise your table of contractual obligations to your estimated interest payments on your debt and payments related to your interest rate swap agreements and other derivatives agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Response:
The table does include estimated interest payments on our long-term debt obligations. In future filings, we will disclose our assumptions used to derive these amounts along with information related to our interest rate swaps. Our assumptions will include interest rates, any interest rate swap cash effect and other applicable information — most of which is currently disclosed on pages 23 and 24 of the Form 10-K as filed.

Item 9A. Controls and Procedures, page 27
3. Please amend your Form 10-K for the year ended December 31, 2007 to also state your conclusion regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K.
Response:
Our Form 10-K has been amended to include the appropriate language as follows:
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
The term “disclosure controls and procedures” is defined in Rules 13a—15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”), as amended. These rules refer to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded that, as of the end of the period covered by this report, such controls and procedures were effective.
4. Please revise your disclosure to state whether there has been any changes in internal controls over financial reporting during the quarter ended December 31, 2007 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-K.
Response:
Our Form 10-K has been amended to include the appropriate language as follows:
CHANGE IN INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended December 31, 2007, that have materially affected, or are reasonably like to materially affect, the Company’s internal control over financial reporting.
Bank Financing, page F-11
5. Please disclose whether you are in compliance with all financial covenants related to your bank financings as of December 31, 2007.
Response:

In future filings we will include a statement about whether the Company is in compliance with all financial covenants related to bank financing.
Exhibits 31.1. and 31.2
6. Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K, please amend your Form 10-K to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. In doing so, please refile your amended Form 10-K in its entirety, along with updated certifications that refer to the Form 10-K/A.
Response:
Our Form 10-K has been amended to include the appropriate language as follows:
Revised paragraph 4
4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
New paragraph b
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Form 10-Q for the Quarterly Period Ended June 30, 2008
General
7. Please address the comments above in your interim Form 10-Q as well.
Response:
None of the prior comments require restatement of the Form 10-Q. We will incorporate other comments as applicable in future filings.
Signatures, page 31
8. Pursuant to General Instruction G of Form 10-Q, your principal financial or chief accounting officer is also supposed to sign this report. Please ensure that your principal financial or chief accounting officer also signs your Forms 10-Q.
Response:

We will either have the chief financial officer sign this report in future filings, or include disclosure that our chief executive officer is also our principal executive officer pursuant to General Instruction G (“In the case where the principal executive officer, principal financial officer or chief accounting officer is also duly authorized to sign on behalf of the registrant, one signature is acceptable provided that the registrant clearly indicates the dual responsibilities of the signatory”).
Exhibit 31.1
9. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-(14) also includes the title of the certifying individual. The identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.
Response:
In future filings we will exclude the appropriate titles of the certifying individuals.
Thank you for reviewing our filings. Please let me know if we need to provide any additional information. I can be reached at 701.974.3308 or 701.880.8590.

Sincerely,

Mark E Klimpel Red Trail Energy, LLC Chief Financial Officer